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                               January 28, 2021

       Scott Bowman
       Chief Financial Officer
       Dave & Buster's Entertainment, Inc.
       2481 Ma  ana Drive
       Dallas, TX 75220

                                                        Re: Dave & Buster's
Entertainment, Inc.
                                                            Form 10-K for the
Fiscal Year Ended February 2, 2020
                                                            Filed April 3, 2020
                                                            Form 10-K/A for the
Fiscal Year Ended February 2, 2020
                                                            Filed May 14, 2020
                                                            File No. 01-35664

       Dear Mr. Bowman:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Annual Report on Form 10-K for the Fiscal Year Ended February 2, 2020

       Item 15. Exhibits and Financial Statement Schedules
       Fourth Amended and Restated Certificate of Incorporation, page 40

   1. We note that Article XII of your Fourth Amended and Restated Certification of
                                                        Incorporation provides
that the Court of Chancery of the State of Delaware is the sole and exclusive forum for
any derivative action or proceeding brought on behalf of the
                                                        Corporation.    In
future filings, please clearly describe the provision in your disclosure, including in an exhibit
filed with your Annual Report on Form 10-K pursuant to Item
                                                        601(b)(4)(vi) of
Regulation S-K, and any risks or other impact on investors related to the provision. Risks may
include, but are not limited to, increased costs to bring a claim and that these provisions
can discourage claims or limit investors' ability to bring a claim in a judicial forum that
they find favorable. Please also tell us, and disclose in future filings, whether this provision
applies to actions arising under the Exchange Act and/or the
 Scott Bowman
Dave & Buster's Entertainment, Inc.
January 28, 2021
Page 2
      Securities Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. We also note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also disclose in future filings that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Taylor Beech at 202-551-4515 or Daniel Morris at 202-551-3314 with any questions.



                                                             Sincerely,
FirstName LastNameScott Bowman
                                                             Division of
Corporation Finance
Comapany NameDave & Buster's Entertainment, Inc.
                                                             Office of Trade &
Services
January 28, 2021 Page 2
cc:       Mark Bergman, Esq
FirstName LastName